SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2025

Commission File Number: 001-06439

SONY GROUP CORPORATION

(Translation of registrant’s name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F ☒	Form 40-F ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION (Registrant)

By:	/s/ Lin Tao
(Signature)
Lin Tao
Chief Financial Officer

Date: September 8, 2025

List of Materials

Documents attached hereto:

Notice Regarding Approval for the Listing of Sony Financial Group Inc. from the Tokyo Stock Exchange

September 8, 2025

Sony Group Corporation

Notice Regarding Approval for the Listing of Sony Financial Group Inc.
from the Tokyo Stock Exchange

As disclosed in the announcement entitled “Resolution for Execution of Partial Spin-off of Financial Services Business” on September 3, 2025, Sony Group Corporation (“Sony”) resolved at a meeting of Sony’s Board of Directors (the “Board”) on the same date to execute a partial spin-off (the “Spin-off”) of Sony Financial Group Inc. (“SFGI”), a wholly-owned subsidiary of Sony, which operates the Financial Services business, effective October 1, 2025.

The execution of the Spin-off is subject to the condition that approval for the listing of the shares of common stock of SFGI (“SFGI share(s)”) is obtained from the Tokyo Stock Exchange (“TSE”), and such approval is not revoked. Today, the approval for the listing of SFGI shares on the TSE Prime Market was granted by the TSE.

1.	Expected schedule for dividends in kind and listing of SFGI shares

Date	Description
Friday, September 26, 2025	Last trading date with dividend rights of common stock of Sony (“Sony share(s)”)
Monday, September 29, 2025	Ex-dividend date of Sony shares Scheduled listing date of SFGI shares on the TSE (Date from which SFGI shares subject to distribution will become tradable on the TSE) (Note 1)
Tuesday, September 30, 2025	Record date of dividends in kind
Wednesday, October 1, 2025	Effective date / distribution date of dividends in kind
(Note)	1. In response to the TSE’s revisions to the initial listing day in the case of spin-offs, the listing date for SFGI shares is expected to be September 29, 2025, the ex-dividend date of Sony shares, and SFGI shares are expected to be tradable on the TSE on and after such listing date, prior to the above-mentioned distribution on October 1, 2025.

For holders of American Depositary Receipts (“ADRs”) of Sony shares (“Sony ADRs”) as of the distribution record date for Sony ADRs on September 29, 2025 (Eastern Time), as determined by JPMorgan Chase Bank, N.A. (“JPMorgan”), the depositary for Sony ADRs, Sony understands from JPMorgan that the SFGI shares that JPMorgan will receive as a result of the Spin-off are expected to be distributed in the form of ADRs of SFGI shares (“SFGI ADRs”) to holders of Sony ADRs under an unsponsored SFGI ADR program which is to be newly established by JPMorgan.

*	SFGI ADRs will be issued under an unsponsored ADR program to be established and administered by JPMorgan independently (other depositaries may also independently establish unsponsored ADR programs in the future), without any involvement from Sony or SFGI. Because SFGI ADRs are not expected to be listed on the New York Stock Exchange or other U.S. securities exchanges, SFGI ADRs will be tradable only on the over-the-counter market in the U.S.

2.	Share price formation of SFGI shares on the listing date

As disclosed in the announcement entitled “Update Regarding Partial Spin-off of Financial Services Business” on May 14, 2025, the initial price of SFGI shares on the listing date will be determined according to the actual supply and demand from investors for SFGI shares, within a range that incorporates the regular renewal price interval applied to the upper and lower price limits of the matching mechanism. The price limits of the matching mechanism will be defined based on the first center price on the trading board on the listing date. Because SFGI shares will be listed through the direct listing method in the Spin-off, the first center price on the trading board will be determined by the TSE based on the reference price to be submitted by Nomura Securities Co., Ltd., as the listing sponsor. For details of the Spin-off, including the share price formation of SFGI shares on the listing date and SFGI ADRs, please refer to the following materials available on Sony’s website.

Update Regarding Partial Spin-off of Financial Services Business:

https://www.sony.com/en/SonyInfo/IR/library/SFG_pso/news_E.pdf

Explanatory Material for the Partial Spin-off of the Financial Services Business:

https://www.sony.com/en/SonyInfo/IR/library/SFG_pso/presentation_E.pdf

Q&A for the Partial Spin-off of the Financial Services Business (Updated version):

https://www.sony.com/en/SonyInfo/IR/library/SFG_pso/qa_E.pdf

3.	Outlook

(1) Impact on Sony’s consolidated results

The impact of the execution of the Spin-off on Sony’s consolidated results continues to be evaluated and has not been determined at this time. After the execution of the Spin-off, it is expected that Sony will hold slightly less than 20% of SFGI shares and SFGI will no longer be a consolidated subsidiary of Sony, but will become an affiliate of Sony accounted for using the equity method. For details of the accounting treatments in connection with the execution of the Spin-off on Sony’s consolidated results, please refer to the “Resolution for Execution of Partial Spin-off of Financial Services Business” disclosed on September 3, 2025.

Resolution for Execution of Partial Spin-off of Financial Services Business:

https://www.sony.com/en/SonyInfo/IR/news/20250903_02E.pdf

(2) Repurchase of shares of common stock by SFGI

At a meeting of SFGI’s Board of Directors held on August 8, 2025, SFGI resolved to establish a share repurchase facility with a total acquisition amount of 100 billion yen, with the acquisition period set from September 29, 2025 to August 8, 2026. This decision aims to mitigate the impact of the Spin-off on the supply and demand of SFGI shares after the listing and enable SFGI to flexibly repurchase its own shares for the purpose of improving post-listing capital efficiency at SFGI. (For further details, please refer to the “Notice Regarding the Establishment of a Facility for the Repurchase of Shares of Common Stock” disclosed on SFGI’s website as of August 8, 2025.) Among the determined acquisition methods, the initial repurchase through the Tokyo Stock Exchange Trading Network Off-Auction Own Share Purchase Trading System (“ToSTNeT-3”) is scheduled to take place at 8:45 a.m. on September 30, 2025. However, depending on the share price, and the supply and demand of SFGI shares, as well as other factors such as market conditions on the first day of listing, September 29, 2025, the share repurchase through ToSTNeT-3 may not be implemented on September 30, 2025. If the share repurchase through ToSTNeT-3 is conducted on September 30, 2025, SFGI plans to disclose its details such as the acquisition amount after market close of the TSE on September 29, 2025.

* The repurchase of SFGI shares based on the above-mentioned facility is subject to the listing of SFGI shares on the TSE (Prime Market). Depending on the market environment, laws and regulations, exchange regulations, as well as other factors, it is possible that no share repurchase, or share repurchases of only a portion, will be carried out.

End of document

Note: This document does not constitute an offer of securities for sale, or an invitation or solicitation of an offer to buy securities. This document is intended to publicly announce the Spin-off and the listing of SFGI shares and is not intended to solicit investment or engage in other similar actions. Under the United States Securities Act of 1933, as amended, securities may not be offered or sold in the United States absent registration thereunder or an applicable exemption from registration requirements.

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